EXHIBIT 99.1

MARLIN CONSULTING CORP.

PRELIMINARY

ESTIMATED RESERVES

EFFECTIVE

March  1, 2015

ATTRIBUTABLE TO INTEREST

OWNED BY

BARREL ENERGY INC.

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Table of Contents

1. Introduction	Page 3
2. Engineering	Page 3
3. Economic Considerations	Page 4
4. General Considerations	Page 4
5. Definition of Oil and Gas Reserves	Page 6
a. Reserve Categories	Page 6
b. Development and Production Status	Page 7
c. Levels of Certainty	Page 8
6. Price Forecast	Page 9
7. Geology	Page 10
8. Economic Evaluation	Page 11
9. Estimated Reserves	Page 12
a. Volumetric	Page 12
b. Net Present Value	Page 14
10. Future Development Opportunities	Page 16

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Disclaimer

The analyses, opinions or interpretations contained herein are based upon data, observations and material available in the public records or provided to us by the client.  The interpretations and conclusions expressed are based upon industry accepted engineering techniques and scientific concepts.  Marlin Consulting Corp and its officers and employees assume no responsibility and make no warranty or representations as to the productivity or profitability of any properties in connection with which interpretations and conclusions are herein used or relied upon.

Material relevant to this evaluation will be kept in our files.  Please do not hesitate to call for clarification on any items discussed.

Marshall Diamond-Goldberg ________________________________

Geologist

Introduction

At your request, Marlin Consulting Corp. has estimated the reserves as of October 1, 2014 attributable to interests owned by Barrel Energy., in certain gas properties located in the Province of Alberta, Canada.

Engineering

The basis for estimating the reserves attributable to the Bison Alberta gas property, was an extrapolation of historical production in the area of the leases.  Analogy to similar producing Gilwood member wells was used for forecasting where sufficient production data were present for decline analysis.  Production histories were obtained from third party industry providers and supplemented with data provided by Barrel Energy Inc.

The available geologic and engineering data were furnished by Barrel Energy Inc. for Marlin’s review.  The gas volumes included in this report are expressed in millions of cubic feet (MMCF) or thousands of cubic feet (MCF) at standard temperature and pressure as may be appropriate.

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Economic Considerations

Securities and Exchange Commission (SEC) pricing requirements were used to set the base gas prices used in this report.  A base gas price of $4.43 per million British Thermal Unit (MMBtu) was used herein, which was the average historical price for NGPL – Midcon as at December 31, 2014.  Adjustments were made for regional price differentials and gas Btu heating value content at the individual property level.  Gas prices were held constant over the economic life of the property as specified by the SEC.

Lease operating expenses were estimated from analogue properties as provided by Barrel Energy Inc. and through industry review by MCC.  Capital expenditures were included as required for work-overs, future well development and production equipment.  All costs have been held constant in this evaluation.

The estimated future net revenues shown are those that would be realized from the sale of the estimated gas reserves after deductions of severance taxes, ad valorem taxes, and direct operating expenses.  No deductions have been made for Federal income taxes or other indirect costs such as interest expense or loan repayments.

General Considerations

1.

Reserve estimates presented in this report have been calculated using deterministic procedures. The reserves shown in this report are those estimated under the requirements of the Securities and Exchange Commission (SEC). The definition of all oil and gas reserves and reserve classes used in this report are in accordance with the SEC regulations S-X as set forth in this report.

2.

The estimated future net revenues shown in the cash projections is that revenue which may be realized from the sale of estimated net reserves. Surface and well equipment salvage values have not been considered in the revenue projections. Future net revenue as stated in this report is before the deduction of Federal and/or State income tax.

3.	The discounted future net revenue is not represented to be the fair market value of those reserves. The estimated reserves included in the cash projections have not been adjusted for risk.

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4.

The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect the recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

5.

Extent and character of ownership, oil and gas prices, production data, direct operating costs, required capital expenditures, and other data furnished have been accepted as represented. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this study.

6.

No investments or business decisions are to be made in reliance on these estimates by anyone other than our client. Notwithstanding the foregoing, if such a person, with the approval of our client, wishes to make investment or business decisions made in reliance on these estimates, they do so solely at their own risk and hold harmless MEC from any responsibility regarding those decisions.

7.	Gas contract differences, including take or pay claims are not considered in this report.

8.	Gas sales imbalances have not been taken into account in the reserve estimates.

9.

Unless otherwise stated in the text, existing or potential liabilities stemming from environmental conditions caused by current r past operating practices have not been considered in this report. No costs are included in the projections if future net revenue or in our economic analyses t restore, repair or improve the environmental conditions of the properties studied to meet existing future Local, State or Federal regulations.

Special Note:  Any distribution of this report in whole or in part must include the preceding general considerations and cover letter in their entirety.

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Definition of Reserve Category

Taken from the Oil and Gas Handbook, by the Society of Petroleum Engineers.

Crude Oil: A mixture, consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature.  Crude oil may contain sulphur and other non-hydrocarbon compounds, but does not include liquids obtained from the processing of natural gas.  Classes of crude oil are often reported on the basis of density, sometimes with different meanings.  Acceptable ranges are as follows:

•	Light:	Less than 870 kg/m3 (greater than 31.1○ API)

•	Medium:	870 to 920 kg/m3 (31.1○ API to 22.3○ API)

•	Heavy:	920 to 1000 kg/m3 (22.3○ API to 10○ API)

•	Ultra Heavy:	greater than 1000 kg/m3 (less than 10○ API

Heavy or Ultra-Heavy crude oils as defined by the density ranges given, but with viscosities greater than 10,000 mPa.s measured at original temperature in the reservoir and atmospheric pressure, on a gas free basis, would generally be classified as crude bitumen.

Natural Gas: A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil reservoirs but are gaseous at atmospheric conditions.  Natural gas may contain sulphur or other non-hydrocarbon compounds.

Natural Gas Liquids: Those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to; ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based upon:

•	Analysis of drilling, geological, geophysical and engineering data;

•	The use of established technologies; and

•	Specified economic conditions, which are generally accepted as being reasonable and shall be disclosed.

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Reserves are classified to the degree of certainty associated with the estimates.

1.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

2.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

3.

Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserve categories (proved, probable and possible) may be divided into developed and un-developed categories.

1.

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities, or if facilities have not been installed, that would involve a low expenditure (e.g. when compared with the cost of drilling a well), to put the reserves on production. The developed category may be further subdivided into producing and non-producing.

a.

Developed Producing Reserves are those reserves that are expected to be recovered from completed intervals open at the time of the estimate. These reserves may be currently producing or if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

b.	Developed Non-producing Reserves are those reserves that either have not been on production or have previously been on production, but are shut-in and the date of resumption of production is unknown.

2.

Un-developed Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared with the cost of drilling a well), is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, Probable or possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and un-developed categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based in the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

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Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in these definitions are applicable to individual Reserve Entities which refers to the lowest level at which reserves calculations are performed and to Reported Reserves, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented.  Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

•	At least 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

•	At least 50 percent probability that the quantities actually recovered will equal or exceed the estimated proved plus probable reserves; and

•	At least 10 percent probability that the quantities actually recovered will equal or exceed the estimated proved plus probable plus possible reserves

A quantitative measure of the certainty levels pertaining to the estimates prepared for the various reserves categories is desirable to provide clearer understanding of the associated risks ad uncertainties.  However, the majority of reserve estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

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Crude Oil and Natural Gas Price Forecast

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Taken from DOE/IEA-0383 (2014) Annual Energy Outlook

Geology

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Bison Property – Alberta

The Bison property is located in the Province of Alberta, Canada and is comprised of four sections of interest land (2,560 acres) which includes one suspended gas well in the Gilwood member of the Middle Devonian Watt Mountain Formation.  The acreage is located in north western Alberta in an area called the Peace River Arch (PRA), which is a deep positive structural feature caused by mountain building to the west.  Sediments shed from the Arch, during deposition were deposited in abundance in braided channels, fluvial stream channels and shallow marine environments, which created numerous hydrocarbon reservoirs in the area.

Sediments were thickest adjacent to the emergent Arch with sands in of up to 180 feet in total thickness deposited in the braided channel systems coming off the structural highland.  Thicknesses decreased to the east away from the source rock ultimately terminating some 75 miles east from the PRA.  The Gilwood member at Bison shows approximately 7 feet of gas pay over water in the Gilwood formation and was perforated between 1468.5m and 1470.5m (4818-4825 feet) in 2004.  The zone was not stimulated during completion.  Initial production rates during the 54 hour flow test post perf was an average of 2.1 MMCF/d. with an additional 25 Barrels of condensate produced during the test period.

During the cementation of the production casing a lost circulation zone was encountered causing a loss of cement returns during the procedure.  Cement bond logging indicated no cementation above the lost circulation zone with free pipe from 3773 feet to surface.  A remedial cement job was attempted in March 2004 above the Gilwood perfs using a retrievable plug set at 3937 feet with little success.  Ultimately, it was determined that fluid was lost to the Gilwood during the remedial operation which had the effect of damaging the Gilwood reservoir.

In February of 2005 the wells was producing gas at a rate of approximately 250 MCF/d with minimal water.  In 2009, Rock Energy, the owner of the leases commenced a 4 hour flow test confirming a production rate of 272 MCF/d.  Significant fluid was encountered in the hole during the test indicating water infiltration.  The likely source for the water was the remedial cementation attempts over the lost circulation zone and communication with the Gilwood through channeling in the cement behind the casing.  Restricted pressure is also thought to have been the result of damage caused by infiltration into the Gilwood reservoir.

Economic Evaluation

Barrel Energy Inc. purchased the Bison property effective September 1, 2014.  The project consists of four sections of working interest land totaling 2,560 acres (gross), with an average working interest of 51%.  The leases are subject to Provincial Crown Royalty.  The Bison property has a higher working interest on the single section of land associated with the tested Gilwood gas well.  That interest is 81%.  There is no current production from any of the four sections on the Bison project.

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Volumetric Reserves

Assignment of reserves associated with the Gilwood member gas, was done on the basis of a section of drainage associated with the 10-15-95-15W5M shut-in Gilwood gas well.  These reserves are classified as probable reserves as the likelihood of remedial action being successful on the well is uncertain and the capital expense of the work-over may be significant relative to the economic value of the reserves.  As well, an additional two sections of land were classified as possible reserves in the Gilwood as a result of the ability to establish Gilwood gas potential by analogue in the near vicinity of Bison.

Well Parameters

Net Pay	2.0m (7 feet)
Porosity	15.4%
Water Saturation	10%
Formation Temp	39.3 C (103 F)
Drainage	640 Acres
Compressibility	0.95
Recovery Factor	.9
Shrinkage	6%
Reservoir Pressure	367.5 psi

Utilizing the above well parameters, the gas volume in place is calculated as:

G = VR*Փ*(1-Sw)*((Ts*Pi)/(Ps*Tf*Zi))

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Where:

G	gas in place
VR	rock volume (area*thickness of pay)
Փ	Average Porosity
Sw	Average Water Saturation
Ts	Temperature (Standard Conditions)
Pi	Initial Reservoir Pressure
Tf	Temperature (formation)
Ps	Pressure (Standard Conditions)
Zi.	Compressibility at Pi and Tf

Reserves Calculation

G = 7*640*.154*(1-.10)*((520.1*367.5)/(14.6*562.7*.95))

G = 8.41 BCF

RF = 0.90

G (Recoverable) = 8.41*0.90

G (Recoverable) = 7.57 BCF

Note: The gas reserves in place and recoverable shown above were calculated on a gross basis and do not reflect the working interest reserves or potential reserves.

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Net Present Values

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Future Development

The Bison project has additional development potential within the Gilwood member for gas.  As the property contains four sections of land and only a single section is developed on that acreage position, initially the addition of seismic or a wider geological evaluation or a combination of both would be beneficial in identifying the areal extent of the Gilwood reservoir and hence identifying additional drilling locations on the Bison property itself.  The current opportunity would benefit from the expenditure of seismic in the amount of $250,000 to determine the extent of the structure relating to the Gilwood member and approximately $300,000 for remedial work on the existing gas well.

The full geotechnical and geophysical evaluation of this project was beyond the scope of this report, but would be highly recommended in order to assess the complete potential of this project.

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